Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: Citizens Banking Corporation

Subject Company: Republic Bancorp Inc.

Exchange Act File Number of Subject Company: 000-15734
Citizens Banking Corp. CBCF Q2 2006 Earnings Call Jul. 21, 2006
Company_ Ticker_ Event Type_ Date_
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MANAGEMENT DISCUSSION SECTION
Operator: Greetings ladies and gentlemen and welcome to the Citizens Banking Corporation Second Quarter Earnings Conference Call. At this time all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded and will be available for replay until August 7. You may access the replay by dialing 877-660-6853 or 201-612-7415 for international callers. Enter account number 286 and conference number 207186.
It is now my pleasure to introduce your host, Ms. Kathleen Miller with Investor Relations. Thank you Ms Millar, you may now begin.
Kathleen Miller, Investor Relations
Thank you, Donna. Good morning everyone and thank you for joining us. With me today is William Hartman, Chairman, President and Chief Executive Officer; Charlie Christy, Chief Financial Officer, John Schwab, Chief Credit Officer, and Martin Grunst, Treasurer.
Before we begin I would like to point out that the presentation today contains forward-looking statements that are subject to risks and uncertainties that could cause the company’s actual future results to materially differ from those discussed. Risks and uncertainties include but are not limited to those which are discussed in the company’s second quarter press release dated July 20, 2006, and in the company’s filings with the Securities and Exchange Commission.
Other factors not currently anticipated by management may also materially and adversely affect Citizens results of operations. Citizens does not undertake and expressly disclaims any obligation to update its forward-looking statements except as required by law.
I will now turn the presentation over to Bill Hartman.
William Hartman, Chairman, President, Chief Executive Officer
Thank you Kathy. Good morning everybody. Thanks for joining us. We’re pleased to report another strong quarter for Citizens, particularly in light of what we all agree to be a challenging operating environment for our industry. We continue to be able to grow both our commercial and our commercial real estate loans, while maintaining the high-credit quality standard we have been known for. Our markets, in both Michigan and Wisconsin are contributing to this quality growth with southeast Michigan continuing that strong trend.

We feel that growth over 4.1% over last quarter is strong performance, particularly given the high quality of the business being written. This is our seventh consecutive quarter of quality commercial loan growth after completing the rationalization of the credit quality of our portfolio several years ago. We do believe that we have effectively combined our rigorous sales culture with a highly disciplined credit culture and do expect continued quality growth next quarter. As we’ve indicated to you previously, we have implemented a number of deposit growth initiatives and while those initiatives are not fully matured, they are in various early stages, we did see some growth in both DDA and savings accounts for the quarter. We do plan to continue to push our deposit business with a focus on the core and we also continue to focus on our service quality initiative, which is very closely related to our deposit initiatives, and this whole thing is the number one priority of our new head of consumer banking Cathleen Nash, who joined us from SunTrust on July 3, and she is quickly assessing where our best opportunities lie.
Our fee-based business has performed well, particularly in the service charges on deposit accounts and our brokerage business, which grew from the last quarter. Exclusive of the gain on the sale of our Royal Oak branch, in the first quarter of ‘06, our non-interest income is up by one million over the first quarter of 2006, and we’re very pleased with that. As we face these margin pressures that is so prevalent in our industry, our strong bottom line focus is leading us to do everything we can to manage our expenses, prudently and intelligently. And despite continuing to invest in revenue generating initiatives in both Wisconsin and Michigan, we were able to reduce our expenses 2.5% from the first quarter of ‘06 and 1.5% from the second quarter of ‘05. We intend to continue to look for ways to improve our company’s efficiency, while we examine and improve our ability to generate loans, deposits and fee-based income. Credit quality, which is certainly one of our core competencies and key corporate value continues to improve, both in terms of non-performing loans and charge-offs. Our philosophy of disseminating credit authority to regional senior credit officers with strong accountability is enabling us to grow competitively while maintaining high credit quality.
On balance, when we look at our loan growth, deposit growth and key income performance combined with our expense control, strong credit quality we feel it was a solid quarter. I’ll now turn the discussion over to our Chief Credit Officer, John Schwab, to further discuss our credit quality improvement after which Charlie Christy, CFO will further review the operating performance and then, I will make a few closing comments.
John Schwab, Chief Credit Officer
Thank you, Bill. We can all recall that, about three and a half years ago Citizens, undertook a number of credit process changes to deal with what was then a troubled loan portfolio and an underdeveloped credit culture. Approval authority became vested with credit, underwriting, demand and structure, regular servicing, frequent financial reporting, proactive management of developing problems and a loan loss reserve methodology practice and execution that would position the company among the most sound in any market or peer group. Our second-quarter 2006 credit metric results well illustrate the outstanding results which those credit practices have helped us achieve. The credit culture we outlined then, is here today, alive and well. Net charge-offs for the second quarter were $2.0 million our lowest level since recorded time. Commercial charge-offs for the quarter are in net recovery. Net charge-offs at 14 basis points of the portfolio is the lowest rate since before 2002. Non-performing assets at quarter-end totaled $34.8 million, down 1.7 million from the first quarter in the lowest in over four years. Non-performing loans are down over 3 million since the first quarter, partially offset by an increase in OREO in the second quarter. Our largest non-performing loan is $2.9 million and is adhering appropriately to our forbearance agreement. The second-largest NPL is under $1 million.
I will take a minute to put these numbers in perspective. Three years ago for the second quarter of 2003, net charge-offs were $12 million or 92 basis points. Non-performing assets were $96.5 million, provision expense was 25.6 million, and our loan loss reserve to non-performing assets was 127%. Non-performing assets represent 61 basis points of total loans and leases, but loan loss reserves today represent 420% of the NPLs and 330% of non-performing assets. These reserve levels relative to problem loans will enable us to continue provision expense in the third quarter at a level similar to the second.
During the second quarter, our commercial portfolio watch list decreased $30 million from the first quarter of ‘06. A 380 million watch list portfolio represents 11.8% of commercial loans the lowest since [indiscernible], and an update of our auto-related exposure. Using the conservative sort criteria, we have shared with you previously, our commercial and consumer auto exposure of $762 million, that’s exposures not just outstandings, is less than 10% of the loan portfolio and only 1.8 million or 34 basis points is carried as non-performing. Small business delinquencies remain flat as a percentage of outstandings. New businesses within this portfolio is scoring at higher application, at higher soaring rates than in earlier periods. Delinquencies in the consumer portfolio are down 15 basis points from last quarter, principally through improvements in the indirect, which is Marine and RV portfolio.
Bureau scores in the consumer portfolio averaged 740 in the second quarter, sustaining our high quality underwriting. Our philosophy has been to recognize evolving problem credits in the portfolio early and then deal proactively in mitigating and resolving identified risks. This approach coupled with our loan loss reserve methodology and practice supports a strong Citizens credit balance sheet. This culture has served us well over the past several years bringing us to the strong asset quality position we enjoy today. We feel good, as our credit culture prepares to move into the next chapter of our corporate growth. Potentially to answer a question before anyone needs to ask it, we have discussed credit culture and credit risk management practices with our associates at Republic Bancorp. The Company sets similar views on early recognition and conservative underwriting suggesting that integration will be relatively seamless. Charlie?
Charles Christy, Chief Financial Officer
Thanks John. From a financial perspective, results for this quarter were very good in spite of the difficult operating environment. Net income for the quarter was 20.9 up 0.1 million from the first quarter of ‘06 and up 0.3 million from the second quarter of 2005. Earnings per share was equal to $0.49, $0.01 better than last quarter and $0.02 better than the second quarter of ‘05. Return on assets was 1.09 down one basis point from the previous quarter and up 3 basis points from second quarter of 2005. Current equity was equal to 12.96%, up 10 basis points from the previous quarter and up 34 basis points from the second quarter of 2005. Total loans increased this quarter due to strong commercial loan growth; core deposits were down on an average basis but were up at the end of the period specifically on non-interest bearing and savings deposits. Non-interest income showed good growth especially in service charges and brokerage fees. And we continue to show good control of our operating expenses.
However, mirroring industry trends our net interest margin was down 13 basis points from the previous quarter or down eight basis points from the second quarter of 2005. I plan to discuss these major components in a few minutes.
Key drivers for the quarter, net interest income was down by 1.5 million when compared to the first quarter and down 2.8 million compared to the second quarter of last year. These decreases occurred in spite of having good loan and deposit growth for the quarter. From the last quarter end, our securities portfolio decreased by 53 million as a result of using portfolio cash flow to reduce shortterm borrowings. Commercial loans increased 126 million; home equity loans were slightly down by 6 million better than previous – last two previous quarters. And indirect loans were up by 18 million. In total loans were up a 136 million.
Additionally, non-interest-bearing deposits were up 55 million; interest-bearing demand was down by 72 million, while our savings were up 84 million. Therefore in total, core deposits were up 67 million. Time deposits also increased by 93 million causing our total deposits to be up by 161. In actuality, broker CDs were down by 16 million so all other CDs were up 109 million.

On the other hand our net interest margin percentage was down 13 basis point from the first quarter was down eight basis points from the second quarter 2005. This highlights the tremendous challenges we and the rest of the banking industry managing deposits mix changes in the slight yield curve. Some of the key components of the margin compression were changes in our deposit mix and the impact of competitive pressures on pricing spread equated to approximately six to seven basis points of the compression. Additionally we have 120 million of low-cost FHLB debt, repriced to current rates in the quarter, which equated to approximately 3 basis point from the compression. Normally we try to spread out any wholesale repricing in dollar amounts that we can offset with earnings and repricing. However, this was the last remaining piece of low-cost funding related to our first-quarter 2003 increase in our securities portfolio. So in any event in comparison to the first quarter the three basis-point changes in cost is now in our run-rate.
Lastly the first quarter as did the fourth quarter of 2005 included prepayment penalty interest income from called Investment Securities, which added two basis points to the first quarter net interest margin percentage. As we look to the third quarter we anticipate that our net interest income will be consistent with but slightly lower than this quarter as we anticipate good earning and asset growth offset by continued price margin compression.
Provision expense for the quarter was down 1.9 million from the first quarter and down 0.3 million from the second quarter of 2005. Net charge-offs came in at a lowest level in six years at 2.0 million or 14 basis points, and down 2 million or 15 basis points from the first quarter and down 0.04 million or three basis-points from the second quarter 2005.
It should be noted that net charge-offs for the direct and indirect consumer loans is keeping a low each year in the second quarter. These net charge-offs to down from the first quarter by 1.8 million but were actually only 100,000 higher then the second quarter 2005. Based on a seasonable trends and the overall risk in the portfolio we anticipate our third quarter net charge-offs to be higher than this quarter and our provision expense to be consistent with this quarter.
Non-interest income decreased 1.8 million from the first quarter, was 0.6 million better than the second quarter of 2005. Excluding the deferred gain of 2.9 million recognized in the first quarter, non-interest income was up by 1.1 million in the second quarter. Key drivers for these results as compared with first quarter includes, higher service charges up 0.6 million, an additional BOLI income of 0.3 million. Brokerage fees increased 0.2 million from the first quarter but is down from the second quarter ‘05 by 0.6 million.
We are very pleased with the progress the investment brokerage group has made in the implementation of their new strategy of sourcing new business on their own and not relying on referrals nor specific brokerage campaigns to more reach out delivery. This strategy was implemented in January this year where we continue to see great progress in the team.
As a comparison in the second quarter 2005, retail delivery system – the retail delivery system stores an average of 55% of brokerage business, whereas today, that average is less than 13%. We anticipate that total non-interest income for next quarter to be consistent with or slightly higher than this quarter due to anticipated increases in deposit service charges and brokerage fees.
Non-interest expense, control initiatives that were implemented in 2004 has continued to offset initiatives in southeast Michigan and Wisconsin. Total NIE was down from previous quarter by 1.5 million less and than last year’s quarter by 0.9 billion. Salaries and benefits were up slightly over the first quarter by 0.4 million and up 0.3 million over the second quarter 2005, offsetting these slight increases were lower marketing costs, lower professional fees, lower occupancy and property management costs, and lower other expenses. Anticipate that our non-interest expenses for the third quarter will be consistent with or slightly higher than this quarter.

Income tax provision was relatively flat when compared to the first quarter and decreased 1.4 million from the second quarter of 2005. The effective tax rate for the quarter was 26.7% a decrease of 38 basis points from the first quarter and a decrease of 366 basis points from the second quarter of ‘05. If you remember in the second quarter of ‘05, we completed the charter consolidation of a Wisconsin entity and reduced a deferred tax asset in that quarter, which contributed to the higher taxes in that quarter. We anticipate our income tax provision for the third quarter be consistent with or slightly lower than this quarter.
And lastly, our capital ratios continue to remain very strong. Tier 1 ratio was 9.96%, our total capital ratio was 13.2%, tangible common equity was 7.56%, our leverage ratio was 8.22%. Back to you, Bill.
William Hartman, Chairman, President, Chief Executive Officer
Thank you Charlie. As we looked at the balance of 2006, we do plan to continue to emphasize profitable growth in our balance sheet while maintaining sound credit quality and proactive expense management to help price the margin compression headwinds. Based on the trends of our key earnings drivers as reviewed by Charlie, we would expect our third quarter earnings to be in a similar range to slightly higher than the second quarter and that of course will be based on the performance of our margin.
I’d also like to comment that I am pleased with the planning process for our merger integration, which has now begun. And we think that combining our strong execution capabilities with the best practices of Republic Bank will enable us to build a strong profitable Midwest banking franchise and we’re very much looking forward to the process and the consummation of the combination.
At this point, we’d be delighted to answer any questions that you have.

QUESTION AND ANSWER SECTION
Operator: Ladies and gentlemen, we will now be opening the floor for questions from analysts. If you would like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key. Once again, that this star one to register your questions at this time. One moment please while we poll for questions. Thank you. Our first question is coming from Wilson Smith of Boenning. Please proceed with your question.
<Q – Wilson Smith>: Good morning gentlemen.
<A – William Hartman>: Good morning, Wilson.
<Q – Wilson Smith>: Bill, can you give us a little color, or Charlie, on the deposit growth? Because even though it was up period end, it looked like the averages were down, especially in the DDA, the non-interest side of it. Can you give us a little color on that?
<A – Martin Grunst>: Hi Wilson, this is Marty. Let me give you a little background on that. We did have some better performance at the end of the quarter, certainly. We’re hoping that that continues into the third quarter on the DDA side. That was driven more by the commercial and small business side with some good numbers posted at the end of the quarter.
<Q – Wilson Smith>: With that say that – is it fair to say that, that would lead us to believe then that the commercial initiatives continue to gain strength and the loan pipelines are continuing to improve?
<A – William Hartman>: Yes, I think it would, Wilson. I think that first of all, one thing we’ve gotten very good at is cross-selling and taking a holistic approach to commercial relationships. One of the things we’ve done is to dramatically broaden our product suite of non-credit products, not just treasury management products but interest-rate risk management products and so forth. And what we do is when we lead with credit, we use credit as the hook to get the rest of the relationship. And yes, the pipelines are good and we’re taking share and when we do that, we do try to make sure that we get a full banking relationship and not just a loan relationship.
<Q – Wilson Smith>: I was trying to see that the growth was coming from commercial this time and is there any concentration in terms of your type of business or geography in that?
<A – William Hartman>: Well, what was good to see Wilson was that it was pretty broad and that was encouraging to me because we got it not just from southeast Michigan but we got it from our traditional Michigan markets, and Wisconsin had another good quarter of loan growth as well. So, at this point, the seeding of the company with the right people in the right jobs and our client experience and sales management models that we had in place are, I think, enabling us to get a little bit more than our share of the business. And we managed that very closely and do feel good about our ability to be able to grow this business.
<Q – Wilson Smith>: Good. On the other side, on the consumer side, it looked as though there was some – that was a little softer there. Is that – do you think that’s seasonal or is that really due to the kind of the continued weakness of the Midwest economy there?
<A – William Hartman>: Well, I think that there may be a little seasonality in there. I think the other thing as I mentioned in my opening comments, Wilson, we’ve put a lot of initiatives in place around deposit growth and they are not fully matured and fully implemented but we’re seeing some benefits from them and one thing that has been really good is that as we’ve seen this disintermediation happen, our branches have done an excellent job of keeping that money within our company as opposed to having this disintermediate outside of Citizens. The initiatives that we’ve put in place are designed to capture more of the wallet share of those clients through, what I would call, very efficient and effective profiling models and cross-selling models. So, that’s what we’re trying to do. We think that from a retention standpoint, we think we’re doing very well and now as we focus more on capturing more of our clients business, we do think that we have the potential to move the numbers.

<Q – Wilson Smith>: One last question here and then I will let other people get in. In terms of rate competition and your expectations for that over the next quarter or two, what are you seeing out there and do you expect to see that the rates continue to move up at this kind of pretty accelerated pace?
<A – Martin Grunst>: Hi, Wilson, it’s Martin again. On the pricing competition, it’s been relatively steady on both the commercial loans front and pretty much across the board on deposits for the last several quarters, I mean, certainly very competitive, but the degree to which it’s competitive has not increased yet.
<Q – Wilson Smith>: Very good. Thank you. Operator: Thank you. Our next question is coming from Kevin Reevey of Ryan Beck. Please proceed with your question.
<Q – Kevin Reevey>: Good morning, guys. How are you?
<A – Martin Grunst>: Good, Kevin. Good morning.
<Q – Kevin Reevey>: This question is for Martin or for Charles. Do you have any more FHLB borrowings coming due in the second half of the year and if so how much, and what is the rate along that?
<A – Martin Grunst>: Hi, Kevin, this is Marty. We have got a normal amount that comes due every quarter. So, the third and fourth quarters are pretty normal relative to what they have been for the last several quarters. So something like in the $60 million neighborhood. But the key is that the rate on that, 60 million in the third quarter is over 100 basis points higher than what that second quarter chunk was; that was just a older or very low rate chunk. So, you’re not going to see that kind of flow through happening in the next quarter.
<Q – Kevin Reevey>: So the bottom line is, it shouldn’t have any impact on the margin?
<A – Martin Grunst>: Negligible, right.
<Q – Kevin Reevey>: Right. And then Bill, could you talk a little bit about some of your efficiency initiatives and do you have any milestones and targets put in place to measure success?
<A – William Hartman>: Well, yes, Kevin, it something what we have been working on for a long time and it really relates to primarily the process of improvement. We have got a tremendous amount of process improvement initiatives that we have been implementing in the company for some period of time, and we have right now a couple of Six Sigma Black Belts and Greenbelts and we are training a lot more to attack that issue. And you did see in the quarter the evidence of some of that. And a good example would be the consolidation of our loan operations into our operation center and process improvements there. So, that to me tells us that is a continuous improvement project. In other words, we are continually working on those and we are trying to reduce NIE every place we can. And however at the same time though, we don’t want to do that at the expense of investing in initiatives that are going to help us grow our loans, deposits and our fee-based businesses because we want to make sure that we are able to create long-term shareholder value by revenue generation. So, I think what you saw this quarter was, despite the fact that we’re out hiring good people who can generate revenue for us, we’re still able to bring the expenses down. So, we’re going to continue to focus on this and rationalize the delivery system in a way that we think is going to be very beneficial to us. It’s an ongoing effort really and one that we aim to continue.
<Q – Kevin Reevey>: And looks like you have about 1.9 million shares realized in your share repurchase program. Are you going to continue to buy back stock despite your pending acquisition of Republic?
<A – Charles Christy>: The one thing that we want always stay ahead of are options that are being exercised and we always like to try to have our share counts down from the previous quarter end share count especially, at year-end from the previous year-end. You’re right we do have to be prudent in how we manage that capital going into the closing on the transaction and so we will be weighing all those factors, to make sure we balance them out.

<Q – Kevin Reevey>: Great, thank you.
Operator: Thank you, the next question is coming from Terry McEvoy of Oppenheimer & Co. Please proceed with your question.
<Q – Terry McEvoy>: Good morning.
<A – William Hartman>: Good morning Terry.
<Q – Terry McEvoy>: I was pleased to see the commercial growth in the quarter and also pleased to see it is coming from new relationships. Is that growth occurring just because Citizens is offering the best rate as they are coming from maybe some of the new lenders you have hired, or is it that just got a big picture because of the rebranding that has occurred in those markets?
<A – William Hartman>: Well, yes, it is a good question, Terry and this is Bill and I guess what I would say is we’re not out competing on price. Now it is a brutally price competitive market in the Midwest as you certainly will know. But frankly we’re out – we cover the market very well, we have lenders who are well-connected, well-known in the market and who have market influence and clout and we are out trying to demonstrate that we can A. understand their businesses and B. Taylor and engineer financial packages, of a holistic nature that can meet their needs. So, we are trying to compete really based on the value-added, the advice we can provide, the product line and tailoring it there. Now, in order to get relationships we will be competitive on price so that we can win them, but we don’t lead with price really. It’s really – I would attribute it to the disciplined, organized efforts to cultivate the markets.
<Q – Terry McEvoy>: Okay, and then the growth initiatives that you mentioned in the front page, we have heard a lot about southeast Michigan and you mentioned Wisconsin in today’s press release, could you just update us on specifically what you have done and what you’re doing there?
<A – William Hartman>: Absolutely, Terry, it’s a good question and I’m really pleased with the progress that we’re making in Wisconsin and was delighted to call Randy Peterson, a few days ago who is our regional chairman for Wisconsin and congratulate him on a good quarter. Because I know we have gotten a lot of questions over the years about our Wisconsin franchise and how well it’s been doing. And under Randy’s excellent leadership we have really made a tremendous amount of very, very good hires in Wisconsin. Primarily in the Green Bay, Appleton and Fox Valley markets. Very, very high-quality people who buy into our culture, who buy into our vision who have the skills, who have the market knowledge and the market clout. So, we have been investing there Terry, and we have been doing that now for a number of years with the confidence that as we’ve got the team built and we’ve got the processes in place that those efforts would bear fruit. And now we’re seeing that. We have had two good quarters in a row in Wisconsin in growth in loans and actually they are doing a great job on the deposits and the cross-selling as well. So, we do intend to continue to invest in Wisconsin because of our ability to be successful there.
<Q – Terry McEvoy>: And just one last question for Charlie or Marty. Margin down 13 basis points, I fully understand that the macro forces that are pressing – compressing the margin, but it is a little bit more, it was a lot more than I expected and more than some of your peers that I’m looking at. Can you just run through specifically what Citizen is doing maybe the top one or two things to really support the margin to give me comfort in the outlook there?
<A – Martin Grunst>: Why don’t I give you a little bit of how we’re thinking about the numbers around the margin in the third quarter and maybe Charles talk about some of the drivers. But, a lot of the earning asset growth, the loan growth, that we saw in the second quarter came in at the back end of the quarter. So that will give the third quarter a nice boost in terms of earning assets and then add to that a little bit of growth in the third quarter. So, that will give us a little bit of a running start. And then you can see from Charlie’s comments that – you can kind of peel away the portion of that 13 basis points that is attributable to these ongoing trends that are going to continue into the third quarter to give you a sense for how much that’s going to take out in terms of the spread compression. If we see some improvement in the trends there that will balance out to a – something that is similar to this quarter, that’s kind of how we get there.

<A – Charles Christy>: And Terry, this is Charlie. With the initiatives that we implemented beginning in the first quarter, probably the latter part of the first quarter, we’re starting to see a number of those with some of our different products to try to get in some mid-tier and things like that. And also managing, making sure that we have some go to products when people try to, I guess, move to a higher rate and things like that. And we would see some of those things continue. We have spent a lot of time on our onboarding process, our touches to our customer and a lot of that is cultural changes that – if you remember we started – back in 2002, we just put branch managers back into our branches and so we have been training the retail delivery a lot over the last couple of years and we have moved into really probably the next level of retail delivery and we are already starting to see some pickup from those initiatives. We hope to see more in the third and fourth quarter. And we clearly can tell Cathleen Nash will have a nice impact also as she brings even more experience and a high consumer competence to our organization.
<Q – Terry McEvoy>: Great, thank you for everything and definitely great job on the credit side. Thank you.
Operator: Thank you. Our next question is coming from Eric Grubelich of KBW. Please proceed with your question.
<Q – Eric Grubelich>: Yes, good morning.
<A – William Hartman>: Good morning, Eric.
<Q – Eric Grubelich>: Just to go back to the stock buyback. That issue, are you guys effectively out of the box between now and the end of the year because of Republic, or can you buy your stock back?
<A – Charles Christy>: We were allowed to buy the stock back, is that the question?
<Q – Eric Grubelich>: No, I’m going forward – can you or not?
<A – Charles Christy>: We can buy it. This is whether or not we would choose to as we balance what our capital needs are going forward, and what exercised options will occur and we just try to balance all these things.
<Q – Eric Grubelich>: Okay. I would imagine at some point of proxy solicitation period you’re technically boxed out, but right now you can?
<A – Martin Grunst>: I believe we can. Yes.
<Q – Eric Grubelich>: Okay. The other question was on the margin and deposit. I was a little bit surprised too with the size of the margin compression this quarter. And Charlie, I got a little bit distracted on something, but did you say that FHLB re-pricing was three basis points of it?
<A – Charles Christy>: Yes, that’s what it was.
<Q – Eric Grubelich>: ...and the rest of it was just general loan and deposit pricing pressures nothing else.
<A – Charles Christy>: Well, I’ll tell you what. I’ll go through that again since we’ve had a number of people ask that question. So, if you think – if you look at the deposit mix and the competitive pressures on the pricing spread and roll that together, that equates about six or seven basis points of the compression. Repricing of the FHLB debt which Marty again said that that’s the last remaining piece of that large amount, being repriced going forward, that equated to basically three basis points. And then in the fourth quarter and the first quarter, both quarters included some additional penalty interest income and so those quarters were a little inflated as far as the margin percentage matters. And then when you look at the first quarter, that basically added two basis points to that first quarter margin percentage. When you look at those – when you look at those components, a number of those are saying that are either just currently in that run rate that we currently have today of the 3.8 core or we can kind of tell with the key drivers up and ongoing where we are having good growth at end of the quarter and are earning assets and hopefully some of our other initiatives would help come back some of that continued compressions.
<A – William Hartman>: Well, with regard to compression that is six to seven basis points, the other two things are one time, the FHLB and the pre-penalty interest from last quarter that was a benefit there.

<Q – Eric Grubelich>: Okay, so, I mean I saw the back-ended of growth in the loan portfolio and I can understand how that’s going to support your spread income. But looking at the margins specifically, do you anticipate the margin being down next quarter?
<A – Martin Grunst>: Yes, we do anticipate that margin percentage to be down. That’s certain.
<Q – Eric Grubelich>: Okay. And then, Marty. Well, you’ve got the mike since you’re talking about the deposit trends before and I think Wilson Smith had mentioned the same thing that I looked at. On average balances, which is what I am going to look at, the core deposits continue to slide as they have for most banks in the Midwest and who knows where else, but you had that bump up in the non-interest bearing at the end of the quarter. Do you really think that that’s going to stick or are we going to continue to see more erosion in the core deposits?
<A – Martin Grunst>: Well on the DDA, I mean that’s a good question because at the end of the quarter sometimes that’s up, sometimes that’s down. But....
<Q – Eric Grubelich>: That’s the most important deposit for you at the end of the day, too.
<A – Martin Grunst>: Yes, you’re right. But if you peel back the onion on the DDA, it’s more commercial and small business and we’ve seen decent growth in number of accounts in that category as well. So that will lend some credence to the idea that a good chunk of that is sticky. But we will see, I mean, obviously there is lot of trends going on there.
<Q – Eric Grubelich>: Yes, got it. Okay, thanks a lot.
Operator: As a reminder ladies and gentlemen, if you do have a question please press star one on your telephone keypad at this time. Our next question is coming from Fred Cummings of KeyBanc Capital Markets. Please proceed with your question.
<Q – Fred Cummings>: Yes, good morning.
<A – William Hartman>: Good morning, Fred.
<Q – Fred Cummings>: I have couple of quick questions. First, Bill, can you give us some sense for your checking accounts, household growth year-to-date, if you look at both demands and noninterest growing demand, maybe Marty on the – if you guys had – others want to get some sense for your ability to maintain your level of market penetration?
<A – Charles Christy>: Fred, this is Charlie. Household information, we don’t have that sitting in front of our right now. So, we’re a little weak on answering that question. But as Marty said in the last comment that we are seeing good growth coming from the small business, commercial and the account for the non-interest bearing DDA.
<Q – Fred Cummings>: Okay. And then second question as relates more to looking out to ‘07, when you – if the – it seems like the Fed might be finished and then there is some prognosticators who believe that rates could be coming down in early ‘07. Excluding Republic, if the loan gain kind of stays where it is, and we start to get rates moving down, how beneficial might that be for the margin?
<A – Martin Grunst>: Hi Fred, this is Marty. Yes, a deepening of the curve with short end coming down would be something we will be happy to see. It’d be slightly supportive but we don’t have any big position in either direction of our balance sheet so it certainly would be positive but not a huge number.

<Q – Fred Cummings>: Okay.
<A – Charles Christy>: Hi, Fred. This is Charlie. I’ve got another add on to the first question. If you noticed everybody is recognizing deposit mix changes and things like that, and you were concerned whether or not we were losing market share or gaining market share. And if you look at our time deposits and our savings, we are capturing a lot of those customers plus new money. So, we feel that from that perspective we are doing very well.
<Q – Fred Cummings>: Okay. And then lastly, Bill, just a branding issue. With respect to the new company. Is this Citizens Republic brand, is that a temporary name or are you now looking at changing of the name of the combined company, I’m just thinking for marketing purposes, that Citizens Republic doesn’t roll smoothly off the tongue.
<A – William Hartman>: Okay. Thanks, Fred. The personal Citizens Republic Bancorp will be the name of the holding company and we actually do plan to use Citizens Republic Bank as the name of the company. There is a number of things about it we like. Number one, it does get both names into the brand, its transportable more transportable than either of our company’s brands right now. And frankly, while it is a mouthful as I think you have said. As a practical matter the two names do go together and there is some synergy between the names. In fact we have even had some shareholder reactions that is it’s a gritty all-American patriotic theme. And it seems to go well with our logo and our branding. So, at this point it is something we do plan to stay with.
<Q – Fred Cummings>: Okay, all right. Thank you.
Operator: Thank you our next question is coming from John Rowan of Sidoti. Please proceed with your question.
<Q – John Rowan>: Good morning.
<A – William Hartman>: Good morning John.
<Q – John Rowan>: Just one question, most of my questions have already been asked. Charlie, just looking at the presentation further for the merger, there is a pro forma margin of 3.68%, and just looking at your press release and Republic’s press release, given the margin contraction, is that still your target?
<A – Charles Christy>: That’s a good question. What we did is, we built from the base of probably, information that we had during the second quarter and then, if you remember, we actually moved towards saying in ‘07 that our forecasts will be based on us reaching $2.05 and $0.93 on a similar basis for Republic, and thinking that the component piece is already down from the margin, I don’t know those off the top of my head, we felt very comfortable at the ‘07 forecast and still do.
<Q – John Rowan>: Okay, thank you.
Operator: Thank you. Our next question is coming from Wilson Smith of Boenning. Please proceed with your question.
<Q – Wilson Smith>: Just a follow-up here, Martin if we could, Fred asked a great question about the movements in the yield curve and the benefits to your margin. Is that the best case for you if we get some slope in the yield curve and the short end comes down or you better served if the whole curve just shifts up?
<A – Martin Grunst>: We are better off with deepening, we are not better off with the whole curve shifting up, that certainly is the case.
<Q – Wilson Smith>: I guess, I misstated it. would you rather have the short end come down or the long end go up?
<A – Martin Grunst>: We would rather have the long end go up and the short end stay the same.
<Q – Wilson Smith>: Okay, and —?
<A – Martin Grunst>: I wouldn’t turn down if the long end – the short end comes down either.

<Q – Wilson Smith>: And Charlie, is the increase you have in the service charges in the quarter, is that sustainable? Do you expect to see continued increases?
<A – Charles Christy>: It’s a good question and I am glad you asked it. If you look back at our history, the second and third quarter in service charges are highest quarters and then we trend back down in the fourth and first. I think the first usually is the lowest quarter and so as a lot of that depends on how much deposit mix change occurs and how much we are able to capture and grow the transaction type accounts where we get most of our service charges from.
<Q – Wilson Smith>: Thanks. And one last one here, John, because I neglected you so far I think?...
<A – John Schwab>: It’s not a bad thing.
<Q – Wilson Smith>: In the presentation for the merger you had indicated that you did have some anticipated charges in their credit quality. Did you anticipate for the decline in credit quality that Republic has spelled out in their press release and conference call the other day?
<A – Charles Christy>: It’s during our due diligence, Wilson, we looked at what we needed to look at and I think there were a number of credits that – well, the one loan that they mentioned in their release that went non-performing, we have reviewed that and that was certainly in our numbers as well. The good news is that our partners are of a similar view about recognizing problems early and getting them on the table so we can work on them and if anybody is leaning towards the comments that there were some movements into the watch in credit in Republic during the second quarter, we had an increase in movement into our watch credits portfolio in the second quarter. Now we move some out as well. But I think that people need to look at this from a perspective that merely putting a loan on the radar screen so it’s getting appropriate attention does not necessarily mean that, that it is the first bow wave of trouble.
<Q – Wilson Smith>: Good point, good point. Okay, thank you.
Operator: Thank you. Our next question is coming from Eric Grubelich of KBW. Please proceed with your question.
<Q – Eric Grubelich>: One follow-up on the investment securities portfolio Marty. Do you expect to keep that fairly level going forward?
<A – Martin Grunst>: It will probably come down a bit over the next quarter, but maybe not as such as 60 million as it is this quarter. We will still have 60 million in cash flow coming off the portfolio, but we might put a little with back in.
<Q – Eric Grubelich>: Okay, so no particular adds, no particular desire to penny it down yet?
<A – Martin Grunst>: No, we will keep an eye on those, the bulk of the curve and all other factors that that we keep an eye on that, that is what we’re thinking right now.
<Q – Eric Grubelich>: Okay, okay thank you.
Operator: Ladies and gentlemen at this time I would like to turn the call back over to Mr. Hartman for any closing comments.
<A – William Hartman>: Well, I would just like to thank you all for joining us and some excellent questions as usual. I hope you all have a very great weekend.
Operator: Ladies and gentlemen thank you for your participation. This does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day.
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